kspreen@calfee.com
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Calfee, Halter & Griswold LLP
Attorneys at Law
1400 KeyBank Center
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Cleveland, Ohio 44114-2688
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www.calfee.com

January 14, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Benjamin Phippen
Staff Accountant

Re:	LNB Bancorp, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-13203
Ladies and Gentlemen:
On behalf of LNB Bancorp, Inc. (“LNB” or the “Corporation”), we are transmitting this letter via the EDGAR system in response to your comments on the above captioned reports of LNB which were issued in your letter dated December 19, 2007. For your convenience, we have repeated your comments in italics followed by our response.
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Item 2. Management’s Discussion and Analysis
New Accounting Pronouncements — SFAS No. 157 and 159
SEC Comment #1:
We note your disclosure on page 20 that during the first quarter of 2007, the Corporation elected early adoption of SFAS 159 for approximately $51 million of its aggregate $156 million available-for-sale securities as of January 1, 2007. Given the disclosure in your Form 8-K filed on April 27, 2007 and the information in the Statement of Cash Flows, it appears that you subsequently sold all of these securities, receiving proceeds of $47.6 million of which $31.6 million was reinvested in trading securities accounted for at fair

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value. In light of this fact pattern, it appears you had a substantive adoption of SFAS 159 for $31.6 million and a non-substantive adoption for the remaining portion. Please tell us how you determined that you had a substantive adoption consistent with the objective of the standard as described in paragraph 1 for all $51 million of your available-for-sale securities. Alternatively, provide us with an analysis quantifying the amount of unrealized loss recorded in retained earnings at January 1, 2007 that relates to the non-substantive portion of your adoption and consider the need for amending your 2007 Form 10-Qs.
Response:
In managing the financial position of the Corporation, and its wholly-owned subsidiary Lorain National Bank (the “Bank”), management engages in strategic investment activities to maintain appropriate levels of liquidity and to mitigate its asset/liability sensitivity. The Corporation periodically evaluates strategies for managing the risks and sensitivities inherent in its financial position. For example, management previously considered utilizing derivative instruments in managing interest rate risk, but ultimately determined that the accounting required under SFAS 133 would be too complex and not cost effective enough to warrant the use of such instruments.
As indicated in its Exchange Act reports, the Corporation elected early adoption of SFAS 159 effective January 1, 2007. The Corporation’s election to early adopt SFAS 159 was made after extensive and thorough analysis of the Statement and the impact that adoption would have on the Corporation. As a result of its analysis and evaluation of the benefits of accounting for investment securities under SFAS 159, the Corporation’s management, its Audit and Finance Committee and its Asset/Liability Committee determined that early adoption of SFAS 159 would benefit the Corporation by allowing it to address both the immediate and the longer-term liquidity and interest rate risks it would face as a result of the Corporation’s acquisition of Morgan Bancorp, Inc. and its wholly-owned bank subsidiary Morgan Bank N.A. (collectively, “Morgan”) in May 2007. In addition, the Corporation believed that adoption of SFAS 159 would potentially provide it with a simpler and, thus, more effective long-term approach to managing its liquidity and simplify its accounting for any hedging activity that might be required to manage the Corporation’s assets in future years.
In the first quarter of 2007, the Corporation was in the process of acquiring Morgan, which acquisition was scheduled to close in May of 2007. The Corporation anticipated that the characteristics of Morgan’s specialized lending business would further increase the Corporation’s asset sensitivity. In particular, at the time of the acquisition, Morgan’s interest earning assets totaled approximately $94.3 million, including $55.9 million of consumer loans with an estimated average duration of 28 months. The consumer loans were primarily indirect car loans to individuals with high credit scores. These borrowers are typically sophisticated and sensitive to changes in interest rates and, as a result, will tend to refinance or prepay their loans in times of decreasing market interest rates. This portfolio, in an environment where interest rates are falling rapidly, would have the potential to “accelerate” to an even shorter duration. The Corporation expects that it will continue to face the issue of managing a loan portfolio with a large portion of short term consumer loans for the foreseeable future, as this loan product is a significant and growing area of the Corporation’s business following the Morgan acquisition.

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Prior to the Morgan acquisition, the Corporation had made significant progress in reducing its exposure to falling interest rates. However, because the short term consumer loans to be acquired from Morgan were going to be a significant balance sheet component, the Corporation believed that it was necessary to redeploy a similarly significant and approximately equivalent amount of its securities to protect the Corporation’s margin if interest rates declined, as anticipated. At the same time, the Corporation also believed it was necessary to reassess its long-term strategy for managing liquidity going forward, since the Morgan acquisition was not anticipated to significantly increase the Corporation’s liquidity. Accordingly, as noted in the staff’s comment and as disclosed in the Corporation’s Exchange Act filings, the Corporation reviewed the securities in the Bank’s investment portfolio and identified approximately $51 million of the aggregate $156 million available-for-sale securities held by the Bank for classification as trading securities in connection with the Corporation’s early adoption of SFAS 159 and as part of its strategy for managing interest rate risk.
The securities that were chosen for the fair value measurement option and classified as trading securities by the Corporation were substantially all of the Corporation’s well-seasoned seven-year balloon and 15-year mortgage-backed securities having an average duration of 2.4 years. These securities were selected based on the anticipated impact that a falling interest rate environment would have on the value of the securities and because the characteristics of these investments most closely matched the securities in Morgan’s consumer loan portfolio. At the time of the Corporation’s early adoption of SFAS 159, economic forecasts predicted further decreases in interest rates. The Corporation anticipated that, if overall interest rates decreased, the fair value of the selected securities would increase and the related income would help offset the interest margin compression that the Corporation would experience as a result of falling rates.
As of January 1, 2007, the date of the initial fair value measurement of the identified securities as required under SFAS 159, the carrying value of the securities exceeded their fair value by approximately $1.8 million. After considering the related tax effect of $600,000, the net cumulative effect adjustment to retained earnings as of January 1, 2007 was $1.2 million.
Historically, the Corporation had used a “security ladder” approach to managing its liquidity under which the Corporation held securities of varying terms within its available-for-sale securities portfolio, and did not maintain a trading portfolio. No trading securities were purchased or sold during the quarter ended March 31, 2007. During the quarter ended March 31, 2007, market interest rates declined and the investment securities measured at fair value appreciated, resulting in net unrealized gains of $473,000 ($312,000 after tax) being recorded through the income statement.

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During the quarter ended June 30, 2007, based upon management’s best estimates of future interest rate movements during the remainder of 2007, and the liquidity needs created by the Corporation’s acquisition of Morgan, management sold all of the securities classified as trading securities, resulting in proceeds of $47.6 million and realized losses recorded through the income statement of $214,000 ($141,000 after tax). After evaluating the net impact to the Corporation of all of the merger-related activities, the Corporation reinvested a portion of the proceeds from the sale the securities in mortgages and municipal bonds in order to improve the Corporation’s projected asset/liability position, and reinvested approximately $32.0 million in federal agency securities to be held in the Corporation’s trading account. The Corporation has added, and anticipates continuing to add, to its trading securities portfolio in future quarters as it uses this account to manage short- and intermediate-term liquidity needs. The unrealized gains on the trading securities purchased during the quarter ended June 30, 2007 were minimal (less than $1,000) as of June 30, 2007.
The Corporation’s trading securities portfolio has increased modestly since the May 2007 acquisition of Morgan. During the quarter ended December 31, 2007, the Corporation had maturities of trading securities totaling $32 million and purchased trading securities totaling $33.5 million. The trading securities portfolio as of December 31, 2007 approximated $33.5 million. The Corporation anticipates that, as the remaining ladder of federal agency securities currently in its available-for-sale securities portfolio mature in 2008, replacement securities may be accounted for at fair value in the trading account in proportion to the Corporation’s liquidity needs at that time and within any regulatory limits.
The economic environment and the Bank’s strategic needs impact the types of investment securities that the Corporation purchases and sells. The Corporation’s decision, during the second quarter of 2007, to sell all of the securities classified as trading securities and reinvest a portion of the proceeds in other trading securities was based on management’s determination of what would most benefit the Corporation in managing its liquidity and interest rate risks. Since the second quarter, the Corporation has invested in additional trading securities and increased the size of its trading securities portfolio.
The Corporation understands the objective of SFAS 159. Management monitors industry guidance on the application of SFAS 159 and is familiar with the concerns raised by various organizations surrounding the application of SFAS 159. The Corporation realizes that the Financial Accounting Standards Board has not yet issued guidance on SFAS 159 and, accordingly, the Corporation has proceeded with caution in conducting its trading securities activities so that the transactions and their potential ramifications are fully considered. The Corporation believes that its early adoption of SFAS 159 and the trading securities transactions it conducted during 2007 were made in the best interest of the Corporation with the overall objective of managing the liquidity and interest rate risk exposure of the Corporation and, thus, were consistent with the objective of SFAS 159.
SEC Comment #2:
Considering your early adoption of SFAS 159 tell us how the early adoption of SFAS 157 has affected your financial statements, including the result due to the differences in the

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definition of fair value and methods used to measure fair value from existing GAAP. In this regard, we suggest that you carefully review your accounting in this area because we remain unclear how you are fully complying with the above guidance. Furthermore, please provide us with the disclosures required by paragraphs 32-35 of SFAS 157 for all of your applicable assets and liabilities that are measured at fair value.
Response:
The investment securities selected for fair value measurement have readily-determinable market values and, based on the nature of the individual securities, the Corporation’s management believes the securities fall within the Level 1 Fair Value Hierarchy. The Corporation utilizes independent investment pricing sources for its investment portfolio and obtains market prices on a security-by-security basis.
Certain disclosures required by paragraphs 32-35 of SFAS 157 were inadvertently omitted from the Corporation’s 2007 interim financial statements. The Corporation will include the required disclosures in its future annual and interim financial statements. The disclosures that should have been included in the interim financial statements are represented by the following (data as of September 30, 2007):
FASB Statement No. 157, Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Upon adoption of SFAS 159, the Corporation has developed a framework to measure the fair value of financial assets and financial liabilities and expanded disclosures in accordance with the requirements.
The following information pertains to assets measured by fair value on a recurring basis (in thousands):

		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Fair Value as of	Identical Assets	Observable Inputs	Unobservable
Description	September 30, 2007	(Level 1)	(Level 2)	Inputs (Level 3)
Trading Securities	$32,000	$32,000	$—	—
Available for Sale Securities	167,524	151,887	15,637	—
Total	$199,524	$183,887	$15,637	—

There were no gains or losses included in earnings during the quarter ended September 30, 2007 for assets held and measured at fair value as of September 30, 2007.

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Other Materials
In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 the statement requested by the staff.
Thank you for your prompt attention to this filing. Should you require any further information from LNB or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or Sharon L. Churchill, LNB’s Chief Financial Officer, at (440) 244-7104.
Very truly yours,
/s/ Kristofer K. Spreen
Kristofer K. Spreen

cc:	Daniel E. Klimas
Sharon L. Churchill
Thomas F. McKee

Attachment 1

Acknowledgement
     In connection with the submission of its response to the comments issued in the staff’s letter of December 19, 2007, LNB Bancorp, Inc. (“LNB”) hereby acknowledges that:
•	LNB is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	LNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LNB Bancorp, Inc.

/s/ Sharon L. Churchill

Sharon L. Churchill Chief Financial Officer
LNB Bancorp, Inc.

Dated: January 14, 2008